EXHIBIT 99.4

EXECUTION COPY

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (the “Agreement”) is made and entered into as of this 10th day of August, 2015, by and among Sphere 3D Corp., an Ontario corporation (the “Company”), and Imation Corp., a Delaware corporation (the “Initial Holder”). Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to such terms in that certain Asset Purchase Agreement, dated as of the date hereof, by and among the Initial Holder, on the one hand, and Overland Storage, Inc., a California corporation and wholly-owned subsidiary of the Company, and the Company, on the other hand.

The parties hereby agree as follows:

1.     Certain Definitions.

As used in this Agreement, the following terms shall have the following meanings:

“Common Shares” means the Company’s common shares, no par value, and any securities into which such shares may hereinafter be reclassified.

“Holders” means the Initial Holder and any Affiliate or permitted transferee of the Initial Holder who is a subsequent holder of the Warrant or Registrable Securities.

“Prospectus” means (i) the prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus, and (ii) any “free writing prospectus” as defined in Rule 405 under the 1933 Act.

“Register,” “registered” and “registration” refer to a registration made by preparing and filing a Registration Statement or similar document in compliance with the 1933 Act (as defined below), and the declaration or ordering of effectiveness of such Registration Statement or document.

“Registrable Securities” means (i) the Issued Shares, (ii) the Warrant Shares, (iii) any other securities issued or issuable with respect to or in exchange for Registrable Securities, whether by merger, charter amendment or otherwise; provided, that a security shall cease to be a Registrable Security upon (a) sale pursuant to a Registration Statement or Rule 144 under the 1933 Act, or (b) such security becoming eligible for sale in the United States without restriction by the holder thereof pursuant to Rule 144.

“Registration Statement” means any registration statement of the Company filed under the 1933 Act that covers the resale of any of the Registrable Securities in the United States pursuant to the provisions of this Agreement, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all material incorporated by reference in such Registration Statement.

“Required Holders” means the Holders holding a majority of the Registrable Securities.

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Filings” means the Company’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2014, and all other reports filed or furnished by the Company pursuant to Sections 13(a), 13(e), 14 and 15(d) of the 1934 Act since July 7, 2014.

“1933 Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“1934 Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

2.     Registration.

(a)     Registration Statements. Promptly following the date hereof (the “Closing Date”) but no later than seven (7) business days after the Closing Date (the “Filing Deadline”), the Company shall prepare and file with the SEC one Registration Statement on Form F-3 (or, if Form F-3 is not then available to the Company, on such form of registration statement as is then available to effect a registration for resale of the Registrable Securities), covering the resale of the Registrable Securities in the United States. Subject to any SEC comments, such Registration Statement shall include the plan of distribution attached hereto as Exhibit A; provided, however, that no Holder shall be named as an “underwriter” in the Registration Statement without the consent of the Holder unless required in the Company’s reasonable judgment after compliance with the applicable provisions of Section 2(d). Such Registration Statement also shall cover, to the extent allowable under the 1933 Act and the rules promulgated thereunder (including Rule 416), such indeterminate number of additional Common Shares resulting from stock splits, stock dividends or similar transactions with respect to the Registrable Securities. Such Registration Statement shall not include any Common Shares or other securities for the account of any other holder without the prior written consent of the Required Holders. The Registration Statement (and each amendment or supplement thereto, and each request for acceleration of effectiveness thereof) shall be provided in accordance with Section 3(c) to the Holders and their counsel prior to its filing or other submission. If a Registration Statement covering the Registrable Securities is not filed with the SEC on or prior to the Filing Deadline, the Company will make a payment to the Holder, as liquidated damages and not as a penalty, in an amount equal to 1.0% of the product of $4,900,000 for each 30-day period or pro rata for any portion thereof following the Filing Deadline for which no Registration Statement is filed with respect to the Registrable Securities. Such payments shall constitute the Holders’ exclusive monetary remedy for such events, but shall not affect the right of the Holders to seek injunctive relief. Such payments shall be made to Holder in cash no later than ten (10) business days after the end of each such 30-day period.

(b)     Expenses. The Company will pay all expenses associated with each registration, including filing and printing fees, the Company’s counsel and accounting fees and expenses, costs associated with clearing the Registrable Securities for sale under applicable United States federal and state securities laws, listing fees, reasonable incurred fees and expenses of one counsel to the Holders in connection with clearing the Registrable Securities for sale under applicable United States federal and state securities laws, which amount shall be limited to $10,000 for each such registration, filing or qualification without the prior written consent of the Company, and the Holders’ other reasonable incurred expenses in connection with the registration, but excluding discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar securities industry professionals with respect to the Registrable Securities being sold.

(c)     Effectiveness.

(i)     The Company shall use commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable. The Company shall notify the Holders by facsimile or e-mail as promptly as practicable, and in any event, within twenty-four (24) hours, after any Registration Statement is declared effective and shall simultaneously provide the Holders with copies of any related Prospectus to be used in connection with the sale or other disposition of the securities covered thereby. If a Registration Statement covering the Registrable Securities has not been declared effective by the SEC on or prior to the date that is sixty (60) days after the Filing Deadline (the “Effectiveness Deadline”), the Company will make a payment to the Holder, as liquidated damages and not as a penalty, in an amount equal to 1.0% of the product of $4,900,000 for each 30-day period or pro rata for any portion thereof following the Effectiveness Deadline for which the Registration Statement has not been declared effective by the SEC with respect to the Registrable Securities. Such payments shall constitute the Holders’ exclusive monetary remedy for such events, but shall not affect the right of the Holders to seek injunctive relief. Such payments shall be made to Holder in cash no later than ten (10) business days after the end of each such 30-day period

(ii)     For not more than twenty (20) consecutive days or for a total of not more than forty-five (45) days in any twelve (12) month period, the Company may suspend the use of any Prospectus included in any Registration Statement contemplated by this Section in the event that the Company determines in good faith that such suspension is necessary to (A) delay the disclosure of material non-public information concerning the Company, the disclosure of which at the time is not, in the good faith opinion of the Company, in the best interests of the Company or (B) amend or supplement the affected Registration Statement or the related Prospectus so that such Registration Statement or Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the case of the Prospectus in light of the circumstances under which they were made, not misleading (an “Allowed Delay”); provided, that the Company shall promptly (a) notify each Holder in writing of the commencement of and the reasons for an Allowed Delay, but shall not (without the prior written consent of a Holder) disclose to such Holder any material non-public information giving rise to an Allowed Delay, (b) advise the Holders in writing to cease all sales under the Registration Statement until the end of the Allowed Delay and (c) use commercially reasonable efforts to terminate the Allowed Delay as promptly as practicable.

(d)     Rule 415; Cutback If at any time the SEC takes the position that the offering of some or all of the Registrable Securities in a Registration Statement is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the 1933 Act or requires any Holder to be named as an “underwriter”, the Company shall use its commercially reasonable efforts to persuade the SEC that the offering contemplated by the Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 and that none of the Holders is an “underwriter”. The Holders shall have the right to have their counsel participate in any meetings or discussions with the SEC regarding the SEC’s position and to comment or have their counsel comment on any written submission made to the SEC with respect thereto. No such written submission shall be made to the SEC to which the Holders’ counsel reasonably objects. In the event that, despite the Company’s commercially reasonable best efforts and compliance with the terms of this Section 2(d), the SEC refuses to alter its position, the Company shall (i) remove from the Registration Statement such portion of the Registrable Securities (the “Cut Back Shares”) and/or (ii) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the SEC may require to assure the Company’s compliance with the requirements of Rule 415 (collectively, the “SEC Restrictions”). Any cut-back imposed on the Holders pursuant to this Section 2(d) shall be allocated among the Holders on a pro rata basis, unless the SEC Restrictions otherwise require or provide or the Holders otherwise agree. No liquidated damages shall accrue as to any Cut Back Shares until such date as the Company is able to effect the registration of such Cut Back Shares in accordance with any SEC Restrictions (such date, the “Restriction Termination Date” of such Cut Back Shares), subject to the following sentence. From and after the Restriction Termination Date applicable to any Cut Back Shares, all of the provisions of this Section 2 (including the liquidated damages provisions) shall again be applicable to such Cut Back Shares; provided, however, that (i) the Filing Deadline for the Registration Statement including such Cut Back Shares shall be ten (10) business days after such Restriction Termination Date, and (ii) the Effectiveness Deadline for the Registration Statement including such Cut Back Shares shall be the sixtieth (60th) day after the Restriction Termination Date.

3.     Company Obligations. The Company will use commercially reasonable efforts to effect the registration of the Registrable Securities in accordance with the terms hereof, and pursuant thereto the Company will, as expeditiously as possible:

(a)     use commercially reasonable efforts to cause such Registration Statement to become effective and to remain continuously effective for a period that will terminate upon the earlier of (i) the date on which all Registrable Securities covered by such Registration Statement as amended from time to time, have been sold, and (ii) the date on which all Registrable Securities covered by such Registration Statement may be sold without restriction pursuant to Rule 144 (the “Effectiveness Period”) and advise the Holders in writing when the Effectiveness Period has expired;

(b)     prepare and file with the SEC such amendments and post-effective amendments to the Registration Statement and the Prospectus as may be necessary to keep the Registration Statement effective for the Effectiveness Period and to comply with the provisions of the 1933 Act and the 1934 Act with respect to the distribution of all of the Registrable Securities covered thereby;

(c)     provide copies to and permit counsel designated by the Holders to review each Registration Statement and all amendments and supplements thereto no fewer than three (3) business days prior to their filing with the SEC and not file any document to which such counsel reasonably objects;

(d)     furnish to the Holders and their legal counsel (i) promptly after the same is prepared and publicly distributed, filed with the SEC, or received by the Company (but not later than two (2) business days after the filing date, receipt date or sending date, as the case may be) one (1) copy of any Registration Statement and any amendment thereto, each preliminary prospectus and Prospectus and each amendment or supplement thereto, and each letter written by or on behalf of the Company to the SEC or the staff of the SEC, and each item of correspondence from the SEC or the staff of the SEC, in each case relating to such Registration Statement (other than any portion of any thereof which contains information for which the Company has sought confidential treatment), and (ii) such number of copies of a Prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as each Holder may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holder that are covered by the related Registration Statement;

(e)     use commercially reasonable efforts to (i) prevent the issuance of any stop order or other suspension of effectiveness and, (ii) if such order is issued, obtain the withdrawal of any such order at the earliest possible moment;

(f)     prior to any public offering of Registrable Securities, use commercially reasonable efforts to register or qualify or cooperate with the Holders and their counsel in connection with the registration or qualification of such Registrable Securities for offer and sale under the U.S. state securities or blue sky laws of such jurisdictions requested by the Holders and do any and all other commercially reasonable acts or things necessary or advisable to enable the distribution in such jurisdictions of the Registrable Securities covered by the Registration Statement; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (i) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(f), (ii) subject itself to general taxation in any jurisdiction where it would not otherwise be so subject but for this Section 3(f), or (iii) file a general consent to service of process in any such jurisdiction;

(g)     use commercially reasonable efforts to cause all Registrable Securities covered by a Registration Statement to be listed on each securities exchange, interdealer quotation system or other market on which similar securities issued by the Company are then listed;

(h)     immediately notify the Holders, at any time prior to the end of the Effectiveness Period, upon discovery that, or upon the happening of any event as a result of which, the Prospectus includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and promptly prepare, file with the SEC and furnish to such holder a supplement to or an amendment of such Prospectus as may be necessary so that such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing; and

(i)     otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the SEC under the 1933 Act and the 1934 Act, including, without limitation, Rule 172 under the 1933 Act, file any final Prospectus, including any supplement or amendment thereof, with the SEC pursuant to Rule 424 under the 1933 Act, promptly inform the Holders in writing if, at any time during the Effectiveness Period, the Company does not satisfy the conditions specified in Rule 172 and, as a result thereof, the Holders are required to deliver a Prospectus in connection with any disposition of Registrable Securities and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder; and make available to its security holders, as soon as reasonably practicable, but not later than the Availability Date (as defined below), an earnings statement covering a period of at least twelve (12) months, beginning after the effective date of each Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the 1933 Act, including Rule 158 promulgated thereunder (for the purpose of this subsection 3(i), “Availability Date” means the 45th day following the end of the fourth fiscal quarter that includes the effective date of such Registration Statement, except that, if such fourth fiscal quarter is the last quarter of the Company’s fiscal year, “Availability Date” means the ninetieth (90th) day after the end of such fourth fiscal quarter).

(j)     With a view to making available to the Holders the benefits of Rule 144 (or its successor rule) and any other rule or regulation of the SEC that may at any time permit the Holders to sell Common Shares to the public without registration, the Company covenants and agrees to: (i) make and keep public information available, as those terms are understood and defined in Rule 144, until the earlier of (A) six months after such date as all of the Registrable Securities may be sold without restriction by the holders thereof pursuant to Rule 144 or any other rule of similar effect or (B) such date as all of the Registrable Securities shall have been resold; (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the 1934 Act; and (iii) furnish to each Holder upon request, as long as such Holder owns any Registrable Securities, (A) a written statement by the Company that it has complied with the reporting requirements of the 1934 Act, (B) a copy of the Company’s most recent Annual Report on Form 40-F, and (C) such other information as may be reasonably requested in order to avail such Holder of any rule or regulation of the SEC that permits the selling of any such Registrable Securities without registration.

4.     Due Diligence Review; Information. The Company shall make available, during normal business hours and upon prior written notice, for inspection and review by the Holders, advisors to and representatives of the Holders (who may or may not be affiliated with the Holders and who are reasonably acceptable to the Company), all SEC Filings and other filings with the SEC, and all other corporate documents and properties of the Company as may be reasonably necessary for the purpose of such review, and cause the Company’s officers, directors and employees, within a reasonable time period, to supply all such information reasonably requested by the Holders or any such representative, advisor or underwriter in connection with such Registration Statement (including, without limitation, in response to all questions and other inquiries reasonably made or submitted by any of them), prior to and from time to time after the filing and effectiveness of the Registration Statement for the sole purpose of enabling the Holders and such representatives, advisors and underwriters and their respective accountants and attorneys to conduct initial and ongoing due diligence with respect to the Company and the accuracy of such Registration Statement.

Notwithstanding the foregoing, the Company shall not (and shall not be required to) disclose or provide any access to material nonpublic information to the Holders, or to advisors to or representatives of the Holders, in connection with the registration of the Registrable Securities unless prior to disclosure of such information the Company identifies such information as being material nonpublic information and provides the Holders, such advisors and representatives with the opportunity to accept or refuse to accept such material nonpublic information for review and any Holder wishing to obtain such information enters into an appropriate confidentiality agreement with the Company with respect thereto.

5.     Obligations of the Holders.

(a)     Each Holder shall furnish in writing to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it, as shall be reasonably required to effect the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request. At least three (3) business days prior to the first anticipated filing date of any Registration Statement, the Company shall notify each Holder of the information the Company requires from such Holder if such Holder elects to have any of the Registrable Securities included in the Registration Statement. A Holder shall provide such information to the Company at least two (2) business days prior to the first anticipated filing date of such Registration Statement if such Holder elects to have any of the Registrable Securities included in the Registration Statement.

(b)     Each Holder, by its acceptance of the Registrable Securities agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of a Registration Statement hereunder, unless such Holder has notified the Company in writing of its election to exclude all of its Registrable Securities from such Registration Statement.

(c)     Each Holder agrees that, upon receipt of any notice from the Company of either (i) the commencement of an Allowed Delay pursuant to Section 2(c)(ii) or (ii) the happening of an event pursuant to Section 3(h) hereof, such Holder will immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities, until the Holder is advised by the Company that such dispositions may again be made.

6.     Indemnification.

(a)     Indemnification by the Company. The Company will indemnify and hold harmless each Holder and its officers, directors, members, employees and agents, successors and assigns, and each other person, if any, who controls such Holder within the meaning of the 1933 Act, against any losses, claims, damages or liabilities, joint or several, to which they may become subject under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement or omission or alleged omission of any material fact contained in any Registration Statement, any preliminary Prospectus or final Prospectus, or any amendment or supplement thereof; (ii) any blue sky application or other document executed by the Company specifically for that purpose or based upon written information furnished by the Company filed in any state or other jurisdiction in order to qualify any or all of the Registrable Securities under the securities laws thereof (any such application, document or information herein called a “Blue Sky Application”); (iii) the omission or alleged omission to state in a Blue Sky Application a material fact required to be stated therein or necessary to make the statements therein not misleading; (iv) any violation by the Company or its agents of any rule or regulation promulgated under the 1933 Act applicable to the Company or its agents and relating to action or inaction required of the Company in connection with such registration; or (v) any failure to register or qualify the Registrable Securities included in any such Registration Statement in any state where the Company or its agents has affirmatively undertaken or agreed in writing that the Company will undertake such registration or qualification on a Holder’s behalf and will reimburse such Holder, and each such officer, director or member and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage or liability (i) arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by such Holder or any such controlling person in writing specifically for use in such Registration Statement, Prospectus or Blue Sky Application or any amendment or supplement thereto or (ii) results from the failure of the Holder to comply with its obligations hereunder.

(b)     Indemnification by the Holders. Each Holder agrees, severally but not jointly, to indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors, officers, employees, shareholders and each person who controls the Company (within the meaning of the 1933 Act) against any losses, claims, damages, liabilities and expense (including reasonable attorney fees) resulting from any untrue statement of a material fact or any omission of a material fact required to be stated in the Registration Statement, a Prospectus or a preliminary Prospectus or a Blue Sky Application or amendment or supplement thereto or necessary to make the statements therein not misleading, to the extent, but only to the extent that such untrue statement or omission is contained in any information furnished in writing by such Holder to the Company specifically for inclusion in such Registration Statement or Prospectus or amendment or supplement thereto, provided, however, that such Holder will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by Company to such Holder in writing in connection with such Registration Statement, Prospectus or Blue Sky Application or any amendment or supplement thereto. In no event shall the liability of a Holder be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such Holder in connection with any claim relating to this Section 6 and the amount of any damages such Holder has otherwise been required to pay by reason of such untrue statement or omission) received by such Holder upon the sale of the Registrable Securities included in the Registration Statement giving rise to such indemnification obligation.

(c)     Conduct of Indemnification Proceedings. Any person entitled to indemnification hereunder shall (i) give prompt notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (a) the indemnifying party has agreed to pay such fees or expenses, or (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (c) in the reasonable judgment of any such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation. No indemnifying party will be liable to any indemnified party under this Agreement for any settlement by such indemnified party effected without the indemnifying party’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed.

(d)     Contribution. If for any reason the indemnification provided for in the preceding paragraphs (a) and (b) is unavailable to an indemnified party or insufficient to hold it harmless, other than as expressly specified therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations. No person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the 1933 Act shall be entitled to contribution from any person not guilty of such fraudulent misrepresentation. In no event shall the contribution obligation of a holder of Registrable Securities be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such holder in connection with any claim relating to this Section 6 and the amount of any damages such holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission) received by it upon the sale of the Registrable Securities giving rise to such contribution obligation.

7.     Miscellaneous.

(a)     Amendments and Waivers. This Agreement may be amended only by a writing signed by the Company and the Required Holders. The Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission to act, of the Required Holders.

(b)     Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (i) when delivered by hand (with written confirmation of receipt); (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (iii) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (iv) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7(b)):

To the Company:

Sphere 3D Corp.
240 Matheson Blvd. East
Mississauga, Ontario L4Z 1X1
Attention: Kurt L. Kalbfleisch
Email: kkalbfleisch@overlandstorage.com

With a copy to counsel, provided that such copy shall not constitute legal notice to the Company:

O’Melveny & Myers LLP
2765 Sand Hill Road
Menlo Park, CA 94025
Attention: Paul L. Sieben, Esq.
Email: psieben@omm.com

To the Initial Holder:

Imation Corp.
1 Imation Way
Oakdale, Minnesota 55128
Attention: General Counsel
Email: jpbreedlove@imation.com

With a copy to counsel, provided that such copy shall not constitute legal notice to the
Initial Holder:

Oppenheimer Wolff & Donnelly LLP
Campbell Mithun Tower – Suite 2000
222 South Ninth Street
Minneapolis, MN 55402-3338
Attention: Brett Hanson, Esq.
Email: BHanson@oppenheimer.com

(c)     Assignments and Transfers by Holders. The provisions of this Agreement shall be binding upon and inure to the benefit of the Holders and their respective successors and assigns. A Holder may transfer or assign, in whole or from time to time in part, to one or more persons its rights hereunder in connection with the transfer of Registrable Securities by such Holder to such person, provided that such Holder complies with all laws applicable thereto and provides written notice of assignment to the Company promptly after such assignment is effected.

(d)     Assignments and Transfers by the Company. This Agreement may not be assigned by the Company (whether by operation of law or otherwise) without the prior written consent of the Required Holders, provided, however, that in the event that the Company is a party to a merger, amalgamation, consolidation, share exchange or similar business combination transaction in which the Common Shares is converted into the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder, the term “Company” shall be deemed to refer to such Person and the term “Registrable Securities” shall be deemed to include the securities received by the Holders in connection with such transaction unless such securities are otherwise freely tradable by the Holders after giving effect to such transaction.

(e)     Benefits of the Agreement. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(f)     Counterparts; Faxes. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed via facsimile, which shall be deemed an original.

(g)     Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(h) Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provisions hereof prohibited or unenforceable in any respect.

(i)     Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

(j)     Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

(k)     Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction). TO THE EXTENT ALLOWABLE UNDER APPLICABLE LAW, EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

[Signature page follows.]

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

The Company:	SPHERE 3D CORP.

By:
Name:
Title:

The Initial Holder:	IMATION CORP.

By:
Name:
Title: